UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  April 17, 2017

NABRIVA THERAPEUTICS AG

(Exact name of registrant as specified in its charter)

Republic of Austria	001-37558	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Leberstrasse 20 1110 Vienna, Austria		Not Applicable
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (973) 605-820+43 (0)1 740 930

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01  Other Information.

On April 17, 2017, Nabriva Therapeutics AG (the “Company”) issued a press release announcing that its supervisory board and management board approved the relocation of the holding company of the Company and its subsidiaries from Austria to Ireland (the “Redomiciliation Transaction”).  The Redomiciliation Transaction is to be effected by the exchange of American depositary shares of the Company and common shares of the Company for shares of Nabriva Therapeutics Plc, a newly-formed Irish public limited company.

Item 9.01  Financial Statements and Exhibits.

(d)                                 Exhibits

See Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 18, 2017	NABRVIA THERAPEUTICS AG
	By:	/s/ Colin Broom
	Name:	Colin Broom
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Nabriva Therapeutics AG dated April 17, 2017